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June 6, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Establishes Special Committee; Comments on False Assertions

Sets July 31, 2014 as date for Annual General Meeting

Vancouver, BC – Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (“Timmins Gold” or the “Company”) announced today that it has established a special committee of independent directors to oversee the Company’s response to Sentry Investments’ dissident proxy solicitation and the Company’s process of Board renewal. The members of the special committee are Frank Cordova, Paula Rogers (Chair) and Jose Vizquerra.

Specifically, the special committee, with the assistance of Korn Ferry International, is working to identify additional independent director candidates for Timmins’ Board, with skills and experience that complement and augment the Board’s capabilities. The special committee has also retained Norton Rose Fulbright Canada LLP as independent legal counsel.

“We responded immediately to Sentry’s concerns, seeking to address them privately through constructive action aimed at enhancing the quality and independence of our Board,” said Paula Rogers, Chair of the special committee. “This included inviting Sentry to propose director candidates for the Board’s consideration as a means to enhancing Timmins’ Board and avoiding a costly, distracting and, in our view, counterproductive, proxy contest. We are disappointed that Sentry rejected our good faith efforts and is proceeding with an action that would have the effect of transferring corporate control.”

In discussions with Timmins Gold last week, Sentry refused any compromise and, instead, threatened to launch a public proxy contest unless Timmins Gold accepted Sentry’s demand for control of the Board.

The Board is engaged in a continual process of renewal, adding four new directors in the past three and half years, including the December 2013 appointment of Mr. Vizquerra, President and CEO of Oban Mining Corp. Mr. Vizquerra has a strong Latin American mining merger and acquisitions background as a former head of project evaluations for Lima, Peru-based Compania de Minas Buenaventura, the largest owner of mining rights in Peru. He also served as a mine geologist with Vancouver-based Goldcorp Inc.

Discussions with several large and small shareholders indicate that shareholders recognize the success of the current Board and management in developing the San Francisco gold mine into a sustainable and profitable producer. Such shareholders have indicated to Timmins Gold that they believe wholesale change to the Board and management is not in the best interests of all shareholders.

Under Timmins Gold’s current Board and management, the Company has, among other accomplishments:

  Brought the San Francisco gold mine into production on time and on budget

  Consistently grown production year-over-year, and by more than 150% since starting production in 2010

  Grown reserves by 170%, measured and indicated resources by 170%, and inferred resources by 22 times (all net of depletion) since 2008

  Established and grown a 100% local Mexican operating team, and earned local recognition for its commitment to social responsibility

  Posted significant positive free cash flow for the past three quarters, in a challenging gold price environment

  Carried out an extensive regional prospecting campaign over the past few years which has identified two targets that show potential to host a deposit similar to San Francisco

Ms. Rogers stated, “Timmins Gold has delivered an approximate 390% shareholder return since becoming a public company. We have executed on our strategy to deliver positive cash flow and we have done so in a difficult market environment. We continually strive to improve and optimize our business, including corporate governance, but we do not believe wholesale change is warranted or that it would benefit shareholders. To the contrary, we believe such change would be highly disruptive to our business and would run contrary to shareholders’ best interests.”

False Assertions

Timmins Gold also responded today to false assertions that management declined to present a takeover offer to the Board, and that Timmins Gold signed confidentiality agreements with potential suitors and then refused to provide such suitors with relevant information. These false assertions seem intended to mislead shareholders and undermine confidence in the Board.

With respect to the false assertion that management failed to bring a takeover proposal to the attention of the Board, the fact is that a potential suitor at one time put forward an indicative non-binding proposal to acquire Timmins Gold. Management immediately brought the proposal to the Board’s attention and the potential suitor was granted exclusivity and afforded the opportunity to undertake due diligence, but declined to make a binding offer to acquire Timmins Gold.

With respect to the false assertion that Timmins Gold is denying potential suitors relevant information, the fact is that the Company has provided numerous parties with relevant information under confidentiality agreements. Moreover, the Company has consistently allowed potential acquirers to tour the San Francisco mine.

“The Board is always willing to consider transactions that would benefit the Company and all of its shareholders, but to date the Company has not received a binding takeover bid from any party,” said Ms. Rogers. “The Company remains active in exploring and pursuing opportunities to enhance shareholder value and has entered into a number of confidentiality agreements pursuant to which interested parties have been granted due diligence access to the Company. Should the Company receive an offer, the Board will of course consider it in accordance with its fiduciary duties.”

Annual Meeting Date

Timmins Gold also today announced that it has scheduled the Annual General Meeting of shareholders on July 31, 2014, with a record date of June 17, 2014. In due course the Company will confirm a specific time and location and will issue a Management Information Circular with all of the appropriate required disclosure, including detailed information about its nominees.

Timmins Gold has retained Laurel Hill Advisory Group to provide strategic proxy advisory services.

Contacts:

Timmins Gold Corp.
Alex Tsakumis
Vice President, Corporate Development
604-682-4002
alex@timminsgold.com
www.timminsgold.com

For Media
Longview Communications Inc.
Alan Bayless
604-694-6035
abayless@longviewcomms.ca

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events, future operations, organic growth, mergers and acquisitions and the appointment of new directors.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans, "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.